UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Prosensa Holding N.V. (NASDAQ: RNA), announced that it held its Extraordinary General Meeting of Shareholders on January 23, 2014, where Dr. Georges Gemayel was elected to its Supervisory Board, effective immediately.

Prosensa also announced that at its Extraordinary General Meeting, shareholders approved the granting of share options to Dr. Gemayel consisting of an initial grant of 30,000 options and an annual grant of 10,000 options.  The initial grant and the first annual grant will have an exercise price equal to the closing price of Prosensa’s ordinary shares on January 23, 2014. The future annual grants will have an exercise price equal to the closing price of Prosensa’s ordinary shares at the day of the respective annual grant.  These options were granted under Prosensa’s 2010 Equity Incentive Plan.  25% of the options will vest on the first anniversary of the grant date, and 2.0833% vest monthly thereafter.  Dr. Gemayel will also be entitled to $2,000 for each Supervisory Board meeting held outside of the United States, as well as remuneration pursuant to the remuneration policy for supervisory directors adopted at the annual general meeting of shareholders held on June 14, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer
Date: January 23, 2014
By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer